SUB-ITEM 77C
Submission of matters to a vote of security holders

     (a) A special meeting of the shareholders of the High-Yield Fund (Old High-Yield Fund), a series of American Century Mutual Funds, Inc., was held on November 16, 2002.

(b) N/A

     (c) At the special meeting, shareholders of the Old High-Yield Fund approved a proposed Agreement and Plan of Reorganization to combine the Old High-Yield Fund with and into the High-Yield Fund, a series of American Century Investment Trust (New High-Yield Fund), effective as soon as practicable after approval. The total number of shareholder votes in favor of the proposal was 2,831,778. The total number of shareholder votes against the proposal was 37,605.

(d) N/A